April 11, 2025

Bill Chen
Chief Executive Officer
Lakeshore Acquisition III Corp.
667 Madison Avenue,
New York, NY 10065

       Re: Lakeshore Acquisition III Corp.
           Registration Statement on Form S-1
           Filed April 4, 2025
           File No. 333-286395
Dear Bill Chen:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Dilution, page 76

1. We note your disclosure in the introductory language here, and elsewhere in the filing, that no value has been attributed to the rights and that the calculation does not reflect any dilution associated with the conversion of rights. This disclosure does not appear to be consistent with your calculation, which appears to contemplate the dilutive impact of the conversion of the public and private rights. Please revise.
 April 11, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Giovanni Caruso, Esq.